Mail Stop 6010

February 4, 2009

Skystar Bio-Pharmaceutical Company
c/o Paracorp Incorporated
318 North Carson Street #208
Carson City, NV 89701

      Re: **Skystar Bio-Pharmaceutical Company**
               Registration Statement on Form S-1/A
               Filed January 29, 2008
               File No. 333-150695

Dear Sir or Madam:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Executive Compensation, page 34

1. We note your disclosure on page 34 that Mr. Tchaikovsky will receive a total of 52,173 shares, 26,086 of which have been granted and vested and 26,087 of which will vest over the remaining vesting period. We also note that Mr. Tchaikovsky's employment agreement appears to state inconsistent share numbers. Although the agreement states that he is to receive a total of 52,173 shares, it also states that the shares vest in four equal installments of 17,391 shares every three calendar months, which would be a total of 69,564 shares. Please revise to clarify the total number of shares which Mr. Tchaikovsky will receive under his employment agreement, the vesting schedule of those shares, the number of shares granted and the number of shares vested. To the extent

necessary, please also revise your Security Ownership table on page 38 to account for any changes in your disclosure.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tabatha Akins at (202) 551-3658 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Riegel at (202) 551-3575, Suzanne Hayes, Branch Chief, at (202) 551-3675 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Kevin K. Leung, Esq.
        Ryan S. Hong, Esq.
        Francis Y.L. Chen, Esq.
        RICHARDSON & PATEL LLP
        10900 Wilshire Boulevard, Suite 500
        Los Angeles, California 90024